Intelligent Cloud Resources Inc.

2602 Innisfil Road

Mississauga, Canada

ON L5M 4H9

May 27, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Re:

Intelligent Cloud Resources Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 27, 2015

File No. 333-202294

Dear Mr. Crispino:

We are in receipt of your comment letter dated May 15, 2015 regarding the above referenced filing.  As requested in your letter, we have provided responses to the questions raised by the Staff.   For your convenience, the matters are listed below, followed by the Company’s responses:

General

1. We note your response to prior comment 1 and we are unable to concur with your assertion that you are not a shell company. In this regard, we specifically note your statement in your prospectus that “neither [y]our website nor any other application has been developed to the point that [you] can describe specifically its nature or its scope.” You have also not determined prices for your products. In addition, the activities you describe in your prospectus are those that you intend or plan to engage in. Moreover, your assets consisting of $991 in cash and amounts due to shareholders and related parties may be considered nominal assets. Based on these factors, you appear to be a shell company as defined in Securities Act Rule 405. Accordingly, please revise your disclosure on the cover page and throughout as appropriate, including your discussion of Rule 144 on page 24, to indicate that you may be a shell company. Your revisions should disclose the unavailability of Rule 144.

RESPONSE: We have revised the disclosure on the cover page and under the Rule 144 section on page 24 and have added a Risk Factor to indicate that we may be a shell company.

Risk Factors

Our future success is dependent…, page 10

2. We note the revisions made in response to prior comment 15. Please add a risk factor discussing the limited number of hours your CFO, Mr. Saeed, will devote to your business on a weekly basis or advise.

RESPONSE: We have added a risk factor relating to the number of hours our CFO devotes to the Company.  We have also added a risk factor relating to the limited experience of our CEO.

Certain Relationships and Related Transactions, page 31

3. We note that Ms. Kahn and Mr. Saeed collectively owe an aggregate amount of $3,375 to the company. Please advise how these existing debts comply with Section 13(k) of the Exchange Act.

RESPONSE: We have added further explanation of these amounts to the section titled “Certain Relationships and Related Party Transactions.”  The amounts were not personal loans, but rather short-term in nature and in the ordinary course of business.  Subsequent to the filing of Amendment 1 to our S-1 and prior to the date hereof, these amounts have been settled and are no longer outstanding.

Signature, page 37

4. We note your response to prior comment 24. Your registration statement appears to only be signed by officers on behalf of the registrant. In your following amendment, please include the signatures of Ms. Kahn and Mr. Saeed in their individual capacities. Refer to Instruction 1 to the Signatures page of Form S-1.

RESPONSE: We have revised the signatures to include signatures of Ms. Khan and Mr. Saeed in their individual capacities.

The Company acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Intelligent Cloud Resources Inc.

By:	/s/ Fatima Khan
Name: Fatima Khan
Title: Chief Executive Officer